Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED

2007 MAY -4 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2nd May 2007

SEC No. 82-34679

07023232

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

April 3rd, 3rd, 5th, 5th, 5th, 10th, 20th, 23rd, 26th, 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

PROCESSED

MAY 0 9 2007

THOMSON FINANCIAL

Sarah Anderson
Deputy Company Secretary

Encs.

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 April 2007 11:01
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:3037U
William Hill PLC
03 April 2007

3 April 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 3 April 2007, 12,042 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 353,010,508 ordinary shares in issue, in addition 8,620,745 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3600

END
STRILFSISAIVIID

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 April 2007 11:45
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3098U
William Hill PLC
03 April 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Fund Advisors

Barclays Global Investors Ltd

Barclays Global Investors NA

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

30 March 2007

11. Date company informed

3 April 2007

12. Total holding following this notification

12,894,584

13. Total percentage holding of issued class following this notification

3.65%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

3 April 2007

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 April 2007 12:34
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5110U
William Hill PLC
05 April 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

AXA SA and its group of companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

1st April 2007

11. Date company informed

5th April 2007

12. Total holding following this notification

17,978,391

13. Total percentage holding of issued class following this notification

5.09%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

5th April 2007

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 April 2007 15:01
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:5256U
William Hill PLC
05 April 2007

5 April 2007

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 5 April 2007, 434 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 460 pence.

Following the above transfer of shares out of treasury, the Company has a total of 353,010,942 ordinary shares in issue, in addition 8,620,311 ordinary shares are held in treasury.

Enquiries:
Sarah Anderson   Deputy Company Secretary
020 8918 3600

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 April 2007 15:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Annual Report and Accounts

RNS Number:5263U
William Hill PLC
05 April 2007

5th April 2007

William Hill PLC

Shareholder Documentation

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London
E14 5HS

- Annual Report & Accounts 2006

- Notice of Annual General Meeting 2007

The Annual General Meeting will be held at 11.00 a.m. on Thursday, 17 May 2007 at the Cavendish Conference Centre, 22 Duchess Mews, London, W1G 9DT.

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACSOKPKKPBKDNQK

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 April 2007 15:59
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:6258U
William Hill PLC
10 April 2007

10 April 2007

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

EXERCISE OF AWARDS AND SALE OF SHARES

William Hill PLC ('the Company') announces that today, David Harding, Chief Executive, executive director of the Company, exercised an award over 385,000 ordinary shares of 10p each in the Company ('Shares') under the William Hill PLC Executive Director Incentive Plan and has sold all of these shares at a price of £ 648.5p per Share. The award was exercised for nil consideration.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules (rule 3.1.2R).

The interests of David Harding in the Company's share schemes following the above transaction are set out in the table below.

Director	Long-term Incentive Plan (no. of Shares)	Executive Director Incentive Plan (no. of Shares)	SAYE (no. of Shares)	PSP (no. of Shares)	2004 Operating Bonus Scheme (no. of Shares)
David Harding	22,413**	15,000	-	261,325*	10,037

* This comprises a revised maximum of 87,413 Shares under the PSP 2005 and a maximum of 173,912 Shares under the PSP 2006. Under the rules of the PSP applicable to 2005 awards, executive directors must hold Shares and/or vested rights to acquire Shares under the Company's share schemes, equal to the maximum number of Shares under their 2005 Award. If an executive director's holding of Shares (including vested rights to acquire Shares) falls below the maximum entitlement, then their PSP 2005 award lapses on a pro rata basis. As a result of the above notified transaction, the maximum number of Shares available to David Harding under his 2005 PSP has been reduced from 245,353 Shares to 87,413 Shares. This feature does not apply to the 2006 PSP award and so it is unaffected by the transaction.

** The 2004 LTIP award related to a maximum of 81,508 Shares. When this award vested on 17 March 2007, the operation of the corporate performance target resulted in 22,413 Shares vesting. David Harding is entitled to call for these Shares until March 2014.

In addition, David Harding is the beneficial owner of 50,000 Shares.

Enquiries:

Deborah Spencer, Brunswick,   Tel: 0207 404 5959

END
RDSOKKKPPBKDQQD

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 April 2007 17:06
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:2916V
William Hill PLC
20 April 2007

20 April 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 20 April 2007, 14,041 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 353,024,983 ordinary shares in issue, in addition 8,606,270 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFIDSLIIFID

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 April 2007 16:16
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3659V
William Hill PLC
23 April 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

AXA SA and its group of companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

9. Class of security

Ordinary 10p shares

10. Date of transaction

19th April 2007

11. Date company informed

23rd April 2007

12. Total holding following this notification

16,745,048

13. Total percentage holding of issued class following this notification

4.74%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

23rd April 2007

END

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Board Appointments

RNS Number:6074V
William Hill PLC
26 April 2007

William Hill PLC

Appointment of new Board Directors

The Board of William Hill plc announces that it has appointed Ian Spearing and Ralph Topping, two of its most experienced senior executives, as executive directors. Ian Spearing and Ralph Topping will continue to report to David Harding, Chief Executive, who retains overall responsibility for all aspects of William Hill's activities.

These moves reflect the substantial increase in size and complexity of William Hill and the increasing importance of regulatory issues, both in the UK as a result of the Gambling Commission and as William Hill develops internationally.

Ian Spearing is appointed to the Board as Group Director, Corporate Strategy and Business Development with particular responsibility for the Group's new international ventures in Spain and Italy, with joint venture partner Codere SA. Ian, 59, has been employed by William Hill since 1991.

Ralph Topping is appointed to the Board as Group Director, Operations with responsibility for all of the Group's UK based operations and supporting marketing and IT functions. Ralph, who is 55, has been employed by William Hill since 1973.

The appointments will take effect on 17 May 2007, immediately following the Annual General Meeting.

With the appointment of Ian and Ralph, the Board will consist of an equal number of executive and non-executive members. However, as the company chairman is not considered as independent for the purposes of the Combined Code, there will be fewer independent directors. The Board currently believes that the appointment of these experienced senior executives will outweigh any perceived

disadvantages. This position will be kept under review.

Enquiries:

David Harding, Chief Executive	020 8918 3910
Deborah Spencer, Brunswick	020 7404 5959

END
STRILFIRSEIRFID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 April 2007 10:39
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:7447V
William Hill PLC
30 April 2007

William Hill PLC

Total Voting Rights

In accordance with the Transparency Directive transitional provision six we would like to notify the market of the following:

On 30 April 2007 William Hill PLC had 353,024,983 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 8,606,270 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Sarah Anderson   Deputy Company Secretary
020 8918 3600

END
TVRBBLFXDZBLBBE